NEWS FOR IMMEDIATE RELEASE

Electrovaya Announces Results of Annual and Special Meeting of Shareholders

TORONTO, ON / ACCESSWIRE / March 25, 2022 / Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF) (the "Company") is pleased to announce that all of the resolutions that shareholders were asked to consider at its 2022 Annual and Special Meeting held on March 25th, 2022 in Toronto, Ontario, were approved. The five directors named in the management information circular of the Company, being Dr. Sankar Das Gupta, Dr. Bejoy Das Gupta, Dr. James Jacobs, Dr. Carolyn Hansson and Mr. Kartick Kumar, were each elected as directors by over 98% of the votes cast for and less than 2% of the votes withheld at the Meeting for each director individually. Detailed results of the vote are set out below:

Nominee	Votes For	Votes	Percentage of	Percentage of Votes
		Withheld	Votes For	Withheld
Dr. Sankar Das Gupta	59,606,562	743,782	98.77%	1.23%
Dr. Bejoy Das Gupta	59,601,562	748,782	98.76%	1.24%
Dr. Carolyn Hansson	59,882,966	467,378	99.23%	0.77%
Dr. James K. Jacobs	59,845,866	504,478	99.16%	0.84%
Mr. Kartick Kumar	60,031,322	319,022	99.47%	0.53%

Goodman & Associates LLP, were re-appointed as the auditors of the Company.

The ordinary resolution to amend the stock option plan was passed with 97.51% voting in favour and 2.49% voting against the resolution.

Additional details are included in the report of voting results filed under the Company's profile on SEDAR at www.sedar.com.

For more information, please contact:

Electrovaya Inc.

Email: ir@electrovaya.com

Phone: (905) 855-4618

About Electrovaya Inc.

Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying the safest and longest-lasting lithium-ion batteries. Electrovaya, a technology-focused company with extensive IP, designs, develops, and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.